May 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Morgan Youngwood
Edwin Kim

Re:	Dragoneer Growth Opportunities Corp.
Registration Statement on Form S-4
Submitted March 30, 2021
File No. 333-254845

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 15, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects revisions to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Questions and Answers

Summary of Dragoneer Financial Analysis, page 147

1.

We note your response to prior comment 14 regarding the financial projections that were provided by CCC management. Please revise to describe the additional financial information that was provided by CCC management to your board and financial advisors that are not already disclosed.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 151 and 152 of Amendment No. 1 to describe the additional financial information that was provided by CCC management to our board and financial advisors.

Unaudited Pro Forma Condensed Combined Financial Information, page 200

2.

Please revise to include references to your pro forma adjustments in your Unaudited Pro forma Combined Balance Sheets and Unaudited Pro Forma Combined Statement of Operations. The adjustment notes should contain summaries or tables that allow for clear reconciliation to the adjustments noted in the columns. See Article 11-02(a)(8) of Regulation S-X. Pro forma adjustments generally should not be netted, unless the gross amounts can be clearly determined from the explanatory footnotes. Please note that we may have additional comments once you include the appropriate references. In addition, the amount presented in the pro forma no redemption column for additional paid-in-capital is not correct.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 203 to 217 of Amendment No. 1 to provide clear reconciliation of the adjustments noted in the columns. In addition, the amount presented in the pro forma no redemption column for additional paid-in-capital has been corrected.

Note 3. Pro Forma Adjustments, page 205

3.

Please revise to include a reconciliation of your pro forma cash and cash equivalents balance as of December 31, 2020. In this respect, include a table presenting how each of your pro forma adjustments affects your pro forma cash and cash equivalents.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of Amendment No. 1 and each cash adjustment is reflected on a separate row that sums up to the total adjustment.

4.

Please clarify your disclosures that indicate an additional dividend, when approved by the CCC board of directors, will be financed by long-term debt. In this respect, clarify why you have included the plan to declare an additional dividend upon the consummation of the Business Combination in the pro forma condensed balance sheet. In addition, disclose the terms of the debt that is under consideration.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 13, 42, 101, 124, 125, 136 and 211 of Amendment No. 1. The additional dividend in an amount of $134,570,373, along with a one time cash payment of $9,004,005 at $66.40 per option paid to certain option holders to compensate for reduction in the fair value of the underlying shares without corresponding decrease in the exercise price, is expected to be paid substantially concurrently with the closing of the Business Combination. The Company has concluded that the dividend is a material event in connection with the Business Combination that is reflected in the pro forma condensed balance sheet in accordance with Rule 11-01(a)(8) of Regulation S-X. Further, the additional dividend is no longer expected to be financed through long-term debt, and therefore no adjustment is made to the pro forma debt balance.

5.

We note your disclosures that indicate the remaining transaction costs to be incurred by Dragoneer subsequent to December 31, 2020 of $15.9 million will be included in Dragoneer’s pre-merger statement of operations, therefore are not included in New CCC’s unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020. Please clarify why this adjustment is being included in the pro forma condensed balance sheet and not in the pro forma condensed statements of comprehensive income. See Article 11-02 (a)(6)(i)(B) of Regulation S-X. Pro forma condensed statements of comprehensive income depict the effect of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented.

Response to Comment 5:

The $15.9 million of the transaction costs expected to be incurred by Dragoneer in connection with the Business Combination are expected to be recognized in Additional Paid In Capital (“APIC’). As New CCC will be receiving funds net of costs incurred by Dragoneer, these costs are reflected in APIC of the Unaudited Pro forma Combined Balance Sheet. However, given that the transaction costs will be recognized in APIC of New CCC, they have not been reflected in the pro forma combined statement of operations.

In response to the Staff’s comment, tick mark (aa) has been updated on page 215 of Amendment No. 1.

Note 4. Earning (Loss) per Share, page 207

6.

Common shares whose proceeds will be used for general corporate purposes should not be included as an adjustment in computing pro forma EPS. Please clarify why you believe that it is appropriate to include these common shares. You may present “additional” EPS data reflecting the issuance of all shares if you consider this information meaningful. If this additional EPS is shown on the face of the pro forma statement of comprehensive income, it should be labeled appropriately.

Response to Comment 6:

The Business Combination will be accounted for as a reverse recapitalization transaction rather than an initial public offering in which we are issuing shares in exchange for proceeds. See revision in Note 4 in the pro forma financials on pages 216 and 217.

Results of Operations, page 254

7.	We note your revised disclosures in response to prior comment 20. Please revise to quantify the increase in revenues during fiscal 2019 attributable to sales to new customers and existing customers.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 266 and 268 of Amendment No. 1 to quantify the increase in revenues during fiscal 2019 attributable to sales to new customers and existing customers.

CCC’s Management’s Discussion and Analysis of CCC’s Financial Conditions and Results of Operations

Non-GAAP Financial Measures, page 259

8.

We note your response to prior comment 21 and believe the measure is tailored accounting as the presentation is inconsistent with GAAP. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these measures. Refer to Question 100.04 of the Non-GAAP C&DIs. Similar concerns apply to your presentation of revenue excluding the impact of divested businesses throughout the filing.

Response to Comment 8:

In response to the Staff’s comment, we have revised Amendment No. 1 to remove the presentation of adjusted revenue. Please see the revised disclosures on pages 59, 151, 152, 250, 251, 270, and 271.

Beneficial Ownership of Securities, page 290

9.

Please provide disclosure of the natural persons that have investment and/or voting power over the shares beneficially owned by affiliates of TCV Investor. Your revised footnote (9) does not provide this information and references general partners that are entities of its affiliated funds.

Response to Comment 9:

In response to the Staff’s comment, we have revised Amendment No. 1 to provide disclosure of the natural persons that have investment and/or voting power over the shares beneficially owned by affiliates of TCV Investor. Please see the revised disclosures on page 304 of Amendment No 1.

Audited Consolidated Financial Statements of Cypress Holdings, Inc.

Notes to Consolidated Financial Statements

Note 9. Goodwill and Intangible Assets, page F-38

10.

We note from your response to prior comment 28 that in connection with the 2017 Advent International acquisition of CCC, the customer relationships were valued using a multiperiod excess earnings method and projected revenue growth rates pre-attrition ranged from 13% to 34% in 2018 and gradually decreased to a long-term growth rate of 3% by 2023. Please tell us your actual growth rates pre-attrition for each period presented and whether those actual results are consistent with your projected growth rates. In this respect, your disclosures on page 260 seem to imply that your adjusted revenue from existing customers is approximately 3% in fiscal 2020. Provide us with your evaluation of the customer relationship intangible assets as December 31, 2020 to determine whether events or circumstances warrant a revision to the remaining period of amortization. We refer you to ASC 350-30-35-9.

Response to Comment 10:

In response to the Staff’s request, following is a summary of actual revenue growth rates compared to the projected revenue growth rates used for purposes of the purchase price allocation related to the 2017 Advent International acquisition of CCC:

Customer Relationship	2018 Projected	2019 Projected	2020 Projected	2018 Actual	2019 Actual	2020 Actual
CCC	13%	10%	10%	12%	10%	8%
China	34%	28%	16%	94%	12%	31%

As described in our disclosures, CCC’s total reported revenue from existing customer relationships in 2020 grew by 3% over 2019. The revenue associated with existing customer relationships (which corresponds to the customer relationship assets) for CCC grew by $37 million, or 8%, China grew by $1.7 million, or 31%, while Casualty Services, including First Party Clinical, declined by $23 million, or 20% from 2019 (which, in total, equals the 3% increase as described in CCC’s disclosure). It should be noted that the impairment charge in 2019 included all of the Casualty Services’ intangibles, including customer relationships. For 2020, growth rates for CCC’s customer relationships revenue were impacted due to the COVID pandemic, resulting in lower volumes and delayed cross-sell opportunities. In 2021, volumes related to cross-sells have been recovering. Assessing our projected long-term growth rates against the valuation model prepared in connection with Advent International’s acquisition of CCC, the current projections are at or exceed the original projected growth rates.

In accordance with ASC 350-30-35-9, CCC evaluated its customer relationship intangible assets at each reporting period, including December 31, 2020. Since the actual pre-attrition growth rates for revenue for the periods 2018-2020 for these customer relationships were relatively consistent with the original projections and our Gross Dollar Retention of 98% over these periods was also consistent with the attrition rate assumed in the valuation, we concluded that no change to the amortization period for these assets was required. Although there are fluctuations with the China growth rates, over time revenue growth has outpaced the projection utilized in the purchase price allocation. Further, the China customer relationship intangible asset is immaterial and constitutes less than 1% of our total customer relationship asset. At each reporting period we determined that there was no impairment of the CCC or China customer relationship intangible assets.

Note 22. Subsequent Events, page F-52

11.

We note your revised disclosures in response to prior comment 29. Please explain why the performance condition would not be satisfied upon consummation of the Business Combination. Clarify whether the achievement of the sponsor return defined in the original Equity Plan will be satisfied in connection with the Business Combination.

Response to Comment 11:

Under the stock option plan and agreement (collectively “plan documents”), vesting of the award is contingent upon the occurrence of one of the following triggering events (a performance condition): (1) a qualified IPO, (2) a defined liquidity event, or (3) another corporate event that leads to “sponsor returns”.

A qualified IPO, by definition in the plan documents, means the first underwritten public offering of the common stock pursuant to an effective registration statement filed by CCC with the SEC (other than on Forms S-4 or S-8 or successors to such forms) under the Securities Act. Therefore, this performance condition will not be met because the Business Combination is filed on Form S-4.

A liquidity event, by definition in the plan documents, means (i) the consummation of a change in control transaction (“ a Change of Control”) or (ii) the liquidation, dissolution and winding up of CCC (a “Liquidation Event”). The Business Combination does not meet the definition of a Liquidation Event as CCC’s operations will continue after consummation of the Business Combination. Further, the Business Combination does not meet the definition of a Change of Control as CCC’s sponsor, Advent, retains control of New CCC upon consummation of the Business Combination. Therefore, this performance condition will not be met upon consummation of the Business Combination.

Sponsor returns, by definition in the plan documents, require cash or cash equivalents to be received by the sponsor. The Business Combination does not result in the sponsor receiving cash or cash equivalents as CCC’s sponsor will receive equity, not cash or cash equivalents. Therefore, this performance condition will not be met upon consummation of the Business Combination.

The value of the equity that will be received by the sponsor in the Business Combination, as a multiple of the initial sponsor investment, will meet the threshold market conditions for full vesting of the related options under the original Equity Plan.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415)-315-2355.

Very truly yours,

/s/ Thomas Holden
Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp.